UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5)*


                     Blue Ridge Real Estate Company and
                          Big Boulder Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)


          Capital Stock, without par value, stated value $.30 per
                        combined share of Blue Ridge
              Real Estate Company and Big Boulder Corporation
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 096005103
                 -----------------------------------------
                               (CUSIP Number)
                               Ann B. Lesk, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                               (212) 859-8113
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                     March 30, 2000 and March 31, 2000
   ----------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 096005103                                      Page 2 of 18 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Trust Under Paragraph IV, Article Sixth U/LW/T Leo Model

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [x]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           116,347

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         116,347

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    116,347

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 6%

14  TYPE OF REPORTING PERSON*

                                SCHEDULE 13D

CUSIP No. 09600513                                       Page 3 of 18 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    P&P Family LLC
    13-4116274

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           58,173

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         58,173

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,173

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 3%

14  TYPE OF REPORTING PERSON*

                                SCHEDULE 13D

CUSIP No. 096005103                                      Page 4 of 18 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Allen Model
    ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           148,275

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       22,930

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         148,275

                10  SHARED DISPOSITIVE POWER

                    22,930

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    171,205

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8%

14  TYPE OF REPORTING PERSON*

    IN

                                SCHEDULE 13D

CUSIP No. 096005103                                      Page 5 of 18 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Peter Model
    ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [x]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,658

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       21,663

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,658

                10  SHARED DISPOSITIVE POWER

                    21,663

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    33,321

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%

14  TYPE OF REPORTING PERSON*

    IN

                                SCHEDULE 13D

CUSIP No. 096005103                                      Page 6 of 18 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Paul Model
    ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [x]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           58,173

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       58,173

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         58,173

                10  SHARED DISPOSITIVE POWER

                    58,173

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    116,346

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 6%

14  TYPE OF REPORTING PERSON*

    IN

          This Amendment No. 5 amends the Schedule 13D (the "Statement") filed by the Estate of Leo Model (the "Estate"), Jane and Leo Model Foundation, Inc., a New York corporation (the "Jane and Leo Foundation"), and Allen Model and Peter Model (the "Models") with the Securities and Exchange Commission (the "Commission") on May 3, 1982, as it was amended by Amendment No. 1, filed with the Commission on May 24, 1983 by the Estate, the Jane and Leo Foundation and the Models ("Amendment No. 1"), Amendment No. 2, filed with the Commission on July 9, 1985 ("Amendment No. 2") by the Estate, the Jane and Leo Foundation, the Models and the Trust under Paragraph I, Article Sixth under the Last Will and Testament of Leo Model (the "Lead Trust"), Amendment No. 3, filed with the Commission on May 23, 1991 by the Lead Trust, Leo Model Foundation, Inc., a New York corporation which was the successor by merger to the Jane and Leo Foundation (the "Leo Foundation"), and the Models ("Amendment No. 3"), and Amendment No. 4, filed with the Commission on December 18, 1987 by the Lead Trust, the Leo Foundation, and the Models. The purpose of this Statement is to reflect the distribution of the shares of Capital Stock, without par value, stated value $.30 per combined Share (the "Shares") from the Lead Trust to the Trust under Paragraph IV, Article Sixth Under the Last Will and Testament of Leo Model (the "A Model Issue Trust") and the Trust under Paragraph III, Article Sixth Under the Last Will and Testament of Leo Model (the "P Model Issue Trust") the further distribution of the shares from the P Model
Issue Trust to the P&P Family LLC and Paul Model, (the son of Peter Model), and the termination of the Lead Trust.

Item 1.   Security and Subject Company
          ----------------------------

          Unchanged.

Item 2.   Identity and Background
          -----------------------

          Item 2 is amended in its entirely as follows:

          (a) This Amendment No. 5 is being filed on behalf of the A Model
Issue Trust, the P&P Family LLC, Paul Model, and the Models (collectively, the "Reporting Persons"). Allen Model is the trustee of the A Model Issue Trust which has as its beneficiaries the issue of Allen Model. Paul Model, Patricia Model and their 2 minor children are the members of the P&P Family LLC.

          (b) The addresses of the Reporting Persons are:

            Business:   Allen Model, Trustee
                        Trust under Para. IV, Art. Sixth U/L/W/T
                           Leo Model
                        c/o Mr. Allen Model
                        Model Entities
                        310 South Juniper Street
                        Philadelphia, Pennsylvania 19107

            Business:   P&P Family LLC
                        c/o Paul Model
                        477 Madison Avenue
                        21st Floor
                        New York, New York  10022

            Business:   Paul Model, Esq.
                        477 Madison Avenue
                        21st Floor
                        New York, New York  10022

            Residence:  Allen Model
                        663 Bethlehem Pike
                        Flourtown, Pennsylvania 19031

            Residence:  Peter Model
                        500 East 63rd Street
                        New York, New York 10021

            Residence:  Paul Model
                        17 West 71st Street
                        Apt. 10A
                        New York, New York  10023

          (c) The principal occupations of Allen Model, Peter Model and Paul Model are as follows:

          Allen Model is a principal of Model Entities, 310 South Juniper Street, Philadelphia, Pennsylvania, Peter Model is a professor at
Rockefeller University, 1230 York Avenue, New York, New York and Paul Model is an attorney in New York.

          (d) Neither Allen Model, Peter Model, Paul Model nor any member of the P&P Family LLC has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Allen Model, Peter Model, Paul Model nor any member of the P&P Family LLC nor Paul Model was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Allen Model, Peter Model and Paul Model are citizens of the United States. The P&P Family LLC is a Delaware LLC.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Unchanged.

Item 4.   Purpose of Transaction
          ----------------------

          Unchanged.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is amended in its entirely as follows:

          (a)-(b) All percentages below are based on there being 1,951,058 Shares outstanding as reported in the 10Q filed by the Issuer on February 14, 2000.

               (i) As a result of the transactions described under Item 5(c), the A Model Issue Trust directly and beneficially owns 116,347 Shares which represents approximately 6% of the Outstanding Shares.

               (ii) As a result of the transactions described under Item 5(c), the P&P Family LLC directly and beneficially owns 58,173 Shares which represents approximately 3% of the Outstanding Shares.

               (iii) As of the date of this Amendment No. 5, Allen Model beneficially owns 148,275 Shares as to which he exercises sole voting and dispositive power. This includes 31,928 Shares which he owns directly and 116,347 Shares owned by the A Model Issue Trust, remaining after the transactions described under Item 5(c). Allen Model may also be deemed for purposes of Section 13(d) to beneficially own the following Shares: 1,267 Shares held by his wife, Pamela Model, which she received on September 29, 1988 from the estate of her father, William J. Grace, as to which Allen Model and Pamela Model share voting and dispositive power, and 21,663 Shares, held in trust for the benefit of Allen Model and his children and as to which Allen Model and Francis D. Adams, as trustees, share voting and dispositive power. In the aggregate, Allen Model beneficially owns 171,205 Shares or approximately 8.8% of the Outstanding Shares.

               (iv) As of the date of this Amendment No. 5, Peter Model beneficially owns 11,658 Shares as to which he exercises sole voting and dispositive power. This includes 11,658 Shares which he owns directly, remaining after the transactions described under Item 5(c). Peter Model may also be deemed for purposes of Section 13(d) to beneficially own 21,663 Shares held in trust for the benefit of Peter Model and his children and as to which Peter Model and Peter Goldman, as trustees, share voting and dispositive power and the 58,173. In the aggregate, Peter Model beneficially owns 33,321 Shares or approximately 1.7% of the Outstanding Shares.

               (v) As of the date of this Amendment No. 5, Paul Model beneficially owns 58,173 Shares as to which he exercises sole voting and dispositive power. Paul Model may also be deemed for the purposes of
Section 13(d) to beneficially own the 58,173 Shares owned by the P&P Family LLC, as to which Paul Model and Patricia Model share voting and dispositive power. In the aggregate, Paul Model beneficially owns 116,345 Shares of approximately 6% of the outstanding Shares.

               (vi) As of the date of this Amendment No. 5, the Reporting Persons may be deemed to beneficially own, in the aggregate, 320,872 Shares or approximately 16.4% of the Outstanding Shares. Such Shares do not include 1,040 Shares owned by Josephine Model, widow of Leo Model's brother, Theodor Model, 3,440 Shares owned by Michael Model, son of Theodor Model, and 6,625 Shares owned by Sascha Russel, stepdaughter of Peter Model, as to which the Reporting Persons disclaim beneficial ownership.

               The Reporting Persons disclaim the existence of any group organized for the purpose of acquiring, holding, voting or disposing of any Shares.

          (c) The following transactions in the Shares were effected since the most recent filing on Schedule 13D:

               (i) The Lead Trust distributed 116,347 Shares on March 30, 2000 to the A Model Issue Trust.

               (ii) The Lead Trust distributed 116,346 Shares on March 31, 2000 to the P Model Issue Trust. The P Model Issue Trust immediately distributed the 116,346 Shares on March 31, 2000 as follows: 58,173 Shares were distributed to the P&P Family LLC and 58,173 Shares were distributed to Paul Model.

               (iii) In accordance with the terms of the Last Will and Testament of Leo Model, the Lead Trust terminated on February 21, 2000. Pursuant to the Last Will and Testament of Leo Model, the Lead Trust made the distributions described in (i) and (ii) above and no longer owns any Shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relations with Respect to Securities of
          the Issuer.
          ------------------------------------------

          Item 6 is amended in its entirely as follows:

          None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any Shares.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is amended in its entirely as follows:

          The following is filed herewith as an Exhibit to the Schedule
13D:

          Exhibit E -         Agreement among the A Model Issue Trust, the
                              P&P Family LLC, Allen Model, Peter Model and
                              Paul Model with respect to the filing of an Amendment to the Schedule 13D.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.


Dated: September 15, 2000

                                      TRUST UNDER PARAGRAPH IV, ARTICLE SIXTH
                                      U/L/W/T LEO MODEL

                                      By: /s/ Allen Model
                                          -----------------------------------
                                           Allen Model, Trustee


                                      P&P FAMILY LLC

                                      By: /s/ Paul Model
                                          ------------------------------------
                                           Paul Model, Member



                                      /s/ Allen Model
                                     -----------------------------------------
                                      Allen Model


                                      /s/ Peter Model
                                     -----------------------------------------
                                      Peter Model


                                      /s/ Paul Model
                                     -----------------------------------------
                                      Paul Model